SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September 26, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO

DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

Publicly Held Company

NOTICE TO HOLDERS OF DEBENTURES OF THE NINTH ISSUE’S FIRST AND SECOND SERIES

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp hereby announces to the holders of outstanding debentures of the first and second series of its 9th Public Issue of Simple, Non-Convertible Debentures, in Two Series, Without Guarantees (the “Debentures” and the “9th Issue”) that, pursuant to the resolution of the Board of Directors at a meeting held on September 15, 2011 and in accordance with item 6.2 of Clause VI of the Debentures Indenture, it will exercise the right to early redemption of all the outstanding Debentures of the first and second series ("Total Early Redemption"). The Total Early Redemption will be conducted on October 15, 2011 (the "Redemption Date") upon payment of the balance of their Nominal Unit Value unamortized up to the date of the actual redemption, plus: (i) Interest paid, calculated pro rata temporis as of the last date of payment of interest; (ii) monetary restatement, in the case of debentures of the second series; and (iii) redemption premium equivalent to eighty hundredths per cent (0.80%) over the Balance of the Debentures’ Nominal Unit Value, in the case of Debentures of the first series, and one and thirty hundredths per cent (1.30%) over the Debentures’ Nominal Unit Value, in the case of Debentures of the second series. The Total Early Redemption will be paid using the procedures adopted by Cetip S.A. Balcão Organizado de Ativos e Derivativos or by BM&FBovespa, and, in the case of holders of Debentures that are not under the custody of CETIP or BM&FBovespa, payment will be made through Banco Itaú S.A. (Agent Bank and Depositary Institution).

The Debenture Holders’ Trustee is Planner Corretora de Valores S.A.

The assets are registered at the National Debenture Model (SND) under codes SBSP19 and SBSP29, respectively, and at BM&FBovespa under codes SBSP-D91 and SBSP-D92, respectively.

São Paulo, September 27, 2011

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: September 26, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.